UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2005

Commission File No. 0-29328

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.
(Translation of registrant's name into English)

Suite 322, 4585 Canada Way, Burnaby, British Columbia, V5G 4L6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is "submitting" the Form 6-K in paper as permitted by Regulation S-T "Rule" 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.
Trading Symbol: "THL:V" OTC Bulletin Board Symbol: "THLL-F"

NEWS RELEASE

June 20, 2005

ThrillTime Entertainment International, Inc. has finalized an agreement with Fitraco N.V. ("Fitraco"), whereby Fitraco has agreed to accept the transfer of the assets of Skycoaster Inc., the Company's principal operating subsidiary, in consideration for the forgiveness of the approximately US$3,100,542 in principal, interest and taxes on interest of indebtedness owed by the Company to Fitraco. At the same time, the Company has agreed to grant an option to F3 Amusements LLC ("F3") to acquire the Company's subsidiary Superstar Dragster, Inc., or the assets of that company. Under the terms of the option F3 would be entitled to acquire the Superstar Dragster shares or assets in consideration of securing the release of the Company by George Brimhall, a secured creditor currently owed approximately US$180,000.

Management of the Company negotiated the transactions to dispose of the Company's assets as an alternative to formal foreclosure proceedings and believes that, as the combination of these two transactions will free the Company of substantially all of its debt, the Company is now well positioned to pursue new business opportunities.

The disposition by the Company of substantially all of its assets was approved by the shareholders of the Company at the Company's annual general meeting held February 21, 2005.

THRILLTIME ENTERTAINMENT
INTERNATIONAL, INC.
Per:	/s/ Ben Catalano ______________________________ Ben Catalano, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the information set out herein.

Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Thrilltime Entertainment International, Inc. (the "Company")
Suite 322, 4585 Canada Way
Burnaby, BC V5G 4L6

Item 2 Date of Material Change

June 20, 2005

Item 3 News Release

The news release was issued June 20, 2005 through the approved news services.

Item 4 Summary of Material Change

The Company has finalized an agreement with Fitraco N.V. ("Fitraco") to accept the transfer of the assets of Skycoaster Inc., the Company's principal operating subsidiary, in consideration for the forgiveness of approximately US$3,100,542 in principal, interest and taxes on interest of indebtedness owed by the Company to Fitraco.

In addition, the Company has also agreed to grant an option to F3 Amusements LLC ("F3") to acquire the Company's subsidiary, Superstar Dragster Inc., or its assets. Under the terms of the agreement, F3 would be entitled to acquire the Superstar Dragster shares or assets in consideration for securing the release of the Company from George Brimhall, a secured creditor, currently owed approximately US$180,000.

Item 5 Full Description of Material Change

The Company has finalized an agreement with Fitraco to accept the transfer of the assets of Skycoaster Inc., the Company's principal operating subsidiary, in consideration for the forgiveness of approximately US$3,100,542 in principal, interest and taxes on interest of indebtedness owed by the Company to Fitraco.

In addition, the Company has also agreed to grant an option to F3 to acquire the Company's subsidiary, Superstar Dragster Inc., or its assets. Under the terms of the agreement, F3 would be entitled to acquire the Superstar Dragster shares or assets in consideration for securing the release of the Company from George Brimhall, a secured creditor, currently owed approximately US$180,000.

Management of the Company negotiated the transactions to dispose of the Company's assets as an alternative to formal foreclosure proceedings and believes that, as the combination of these two transactions will free the Company of substantially all of its debt, the Company is now well positioned to pursue new business opportunities. The disposition by the Company of substantially all of its assets was approved by the shareholders of the Company at the Company's annual general meeting held on February 21, 2005.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

Not applicable

Item 8 Executive Officer

Ben Catalano, President
Phone: 604-294-8084

Item 9 Date of Report

June 21, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Date: June 21, 2005

/s/ Ben Catalano
_______________________________________
BEN CATALANO, President & CEO